Central GoldTrust

ANNUAL INFORMATION FORM
for the year ended December 31, 2013

February 11, 2014

DOCUMENTS INCORPORATED BY REFERENCE

Financial Statements and Notes thereto are contained in the 2013 Annual Report on pages 3 to 10.

Management’s Discussion and Analysis is contained in the 2013 Annual Report on pages 15 to 23.

Information Circular dated February 28, 2013 for the 10th Annual Meeting of Unitholders held on April 25, 2013.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of February 10, 2014, the Bank of Canada noon exchange rate was U.S. $1.00 = Cdn. $1.1048.

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ESTABLISHMENT OF CENTRAL GOLDTRUST

Central GoldTrust (“GoldTrust” or “the Trust”) is a passive, self-governing, single purpose, closed-end trust with voting Units established on April 28, 2003 under the laws of the Province of Ontario by a Declaration of Trust which was amended and restated on April 24, 2008. GoldTrust was created to acquire, hold and secure gold bullion on behalf of investors and to provide investors with exchange-tradeable units (the “Units”) of ownership. The principal and head office of GoldTrust is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2. GoldTrust’s mailing address is Box 10106 Meadowlands Post Office, Ancaster, Ontario, Canada L9K 1P3.

DESCRIPTION OF THE BUSINESS

General

GoldTrust is a gold bullion holding trust created to buy and hold substantially all of its assets in long-term holdings of gold bullion.

The purpose of GoldTrust is to provide a secure, convenient, low-cost, exchange-tradeable alternative for investors interested in holding an investment in gold bullion.

All physical gold bullion owned by GoldTrust must be stored in Canada in the treasury vault facilities of a tier 1 Canadian chartered bank on an allocated and segregated basis. The term “treasury vault” means a vault that has the highest security rating for treasury storage purposes and that has the qualifications for storage on behalf of the Bank of Canada. GoldTrust has entered into a storage and safekeeping agreement (the “Storage and Safekeeping Agreement”) dated June 23, 2003 with The Canadian Imperial Bank of Commerce (“CIBC” or the “Bank”), pursuant to which CIBC has agreed to store and safeguard gold bullion owned by GoldTrust in accordance with the Declaration of Trust.

Investment Policies and Restrictions

GoldTrust holds long-term holdings of pure, unencumbered gold bullion, in 400 troy ounce international bar sizes, and does not speculate with regard to short-term changes in gold prices. This foundation provides investors with the ability to invest in unencumbered gold bullion in a convenient, exchange-tradable and secure manner without the associated inconvenience and high transaction, handling, storage, insurance and other costs typical of direct gold bullion investment.

In furtherance of the purpose of GoldTrust, the Trustees have established the following policies and restrictions:

1.	Pursuant to the Declaration of Trust, at least 90% of the total net assets of GoldTrust must be held in pure, refined gold bullion in bar form at all times and such policy may only be amended by a resolution of the Unitholders. The current policy of GoldTrust approved by its Board of Trustees is more restrictive, requiring that at least 95% of the total net assets of GoldTrust be held in gold with at least 90% in physical bullion and up to 5% in gold certificate form.

2.	All gold bullion owned by GoldTrust must be unencumbered and GoldTrust may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate bullion purchase payments. GoldTrust may enter into short-term borrowing arrangements only under such circumstances, and all outstanding borrowings in this regard must not, at any time, exceed 10% of GoldTrust’s net assets.

3.	No part of the physical gold bullion held in storage on behalf of GoldTrust may be delivered out of safekeeping by the Bank without receipt of a certified resolution of the Board of Trustees specifying the purpose of the delivery and giving direction with respect to specific amounts.

4.	No Trustee or Officer of GoldTrust, or appointed representative of GoldTrust or the Administrator, is authorized to enter the treasury vault facilities designated for the storage of GoldTrust’s gold bullion without being accompanied by a representative of the external auditors of GoldTrust and one or more representatives of the Bank.

5.	The gold bullion held in storage on behalf of GoldTrust and Bank vault security shall be inspected annually, and spot inspected periodically, by bar number, refiner, weight and purity, in the presence of at least one Trustee or Officer of GoldTrust, at least one representative of GoldTrust’s external auditors and one or more Bank representatives. No spot inspections took place in addition to the yearly bullion inspection during 2013.

6.	The qualifying investment status of the Units of GoldTrust under current regulations shall be maintained.

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ADMINISTRATION OF GOLDTRUST

Administrative Services Agreement

GoldTrust and Central Gold Managers Inc. (the “Administrator”) entered into an administrative services agreement (the “Administrative Services Agreement”) on April 28, 2003. The Administrator was incorporated on March 7, 2003 and its sole purpose is to administer the affairs of GoldTrust. The primary administrative responsibilities of the Administrator under the Administrative Services Agreement are to:

(i)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust’s business in U.S. dollars;

(ii)	report to GoldTrust, its Trustees and, through the press, to its Unitholders, the Net Asset Value (the “NAV”) of each Unit of GoldTrust on at least a weekly basis. (The NAV is calculated as the total market value of gold bullion, cash and other net assets, less any and all payables, indebtedness and any other liabilities, divided by the total number of outstanding Units of GoldTrust, and the value of gold bullion is calculated on the basis of the daily London Bullion Market Association second price fixing for gold bullion. Reports of NAV in Canadian dollars are calculated with reference to the Bank of Canada’s noon exchange rate on the date that NAV is calculated);

(iii)	prepare reports to Unitholders, and regulatory filing materials and other reports to the Trustees as may be reasonably requested from time to time;

(iv)	furnish office facilities, services and supplies and generally oversee, with its staff and independent contractors, the administration of GoldTrust;

(v)	compensate the Officers of GoldTrust for their services, where applicable;

(vi)	fulfill its responsibilities in a manner that does not impair GoldTrust’s ability to maintain the qualifying status of the Units of GoldTrust under current regulations.

The Administrator has agreed to administer GoldTrust’s activities in an efficient, timely and professional manner in accordance with reasonable and prudent practices.

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter, unless terminated by GoldTrust. GoldTrust may terminate the Administrative Services Agreement at any time if the Administrator breaches any of its material obligations under the Administrative Services Agreement and: (i) such breach has not been cured within 120 days following notice thereof from GoldTrust; and (ii) within a further 120 days after the expiry of such cure period, such termination is approved by either (a) a written resolution of Unitholders representing, collectively, at least 66 2/3% of the aggregate number of votes attached to the then outstanding Units of GoldTrust, or (b) a meeting of Unitholders by a resolution approved by Unitholders representing at least 66 2/3% of the votes attached to the Units of GoldTrust which are voted at the meeting at which at least 10% of the outstanding Units are represented in person or by proxy, in all cases excluding votes attached to the outstanding Units held by or on behalf of the Administrator and its affiliates.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also Officers of GoldTrust, or who have been appointed as Trustees by the Administrator, shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration therefor from GoldTrust.

GoldTrust acknowledges that the Administrator shall not be responsible for any loss of opportunity whereby the value of any of the assets of GoldTrust, or the value of any particular gold, monetary or currency holding, could have been increased, nor shall it be responsible for any decline in value of any of the assets of GoldTrust unless such decline is the result of the Administrator’s negligence or wilful failure to comply with express directions given by resolution of either the Board of Trustees or Unitholders of GoldTrust.

The Administrator may, with the prior approval of the Board of Trustees, delegate to any person, firm or corporation any of its duties or obligations under the Administrative Services Agreement. The Administrator will also arrange, at the expense of GoldTrust, for the engagement of the custodian(s) of GoldTrust’s assets and for its registrar and transfer agent(s).

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GoldTrust will be responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above. Such costs and expenses to be borne by GoldTrust include, without limitation: (i) brokerage and trading commissions; (ii) transport fees, insurance fees, security transfer taxes, safekeeping or custodian’s fees and other charges arising from the holding, purchase or sale of gold bullion or other assets by GoldTrust; (iii) legal and audit fees; (iv) Unit offering costs; (v) fees payable for listings, the maintenance of listings and filings, or other requirements of stock exchanges on which any of the Units are listed; (vi) the cost of printing, mailing and filing financial reports and material for Unitholders’ meetings, valuations, reporting to Unitholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Units; (viii) its independent Trustees’ fees and expenses; and (ix) the Administrator’s fees payable under the Administrative Services Agreement.

The independent Trustees have the express authority to engage a third party for the purpose of conducting an independent valuation of the assets of GoldTrust.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, GoldTrust has agreed to pay to the Administrator a declining fee, on a monthly basis. Under the fee schedule, administration and consulting fees payable to the Administrator were reduced effective as of January 1, 2008, to a declining fee, on a monthly basis, equal to 0.30% per annum for the first US$100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over U.S.$100,000,000 up to US$200,000,000 and 0.15% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which GoldTrust’s NAV is determined). For such purposes, “total assets” shall mean the total assets of GoldTrust as at the Valuation Date, valuing gold bullion and other holdings at market value and cash, short-term government securities, short-term deposits with financial institutions and prime commercial paper at cost less any outstanding payables or other indebtedness of GoldTrust. Such fees shall be payable on or before the 10th day following the end of each such month.

Brokerage Allocation

GoldTrust has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion. Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices. GoldTrust's policy is to execute all bullion transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

Because gold prices are established in an extensive international market which is not dominated by any single party, GoldTrust believes that it competes on an equal basis with other entities when buying and, should it be required, selling gold bullion.

Principal Property

The property of GoldTrust as at December 31, 2013 was comprised of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold in certificate form for a total of 704,652 fine ounces.

GoldTrust’s gold bars are segregated, specifically identified by refiner, bar number, fineness and weight, and CIBC carries insurance for their custodial business. GoldTrust’s physical bullion holdings, or any portion thereof, may only be released by CIBC upon receipt of a certified resolution of GoldTrust's Board of Trustees authorizing such release.

GoldTrust’s nominal holdings of bullion certificates are deposited with CIBC, registered in the nominee name of CIBC, and are insured by it and not by GoldTrust itself. GoldTrust, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer. In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC. At October 31, 2013, CIBC's total assets were approximately Cdn. $398 billion, and its net worth was approximately Cdn. $18.4 billion.

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On November 4, 2011, the Trust, through a public offering, issued 2,651,000 Units for proceeds of $172,802,784, net of underwriting fees of $7,200,116. Costs relating to this public offering were $600,000 and net proceeds were $172,202,784. This issue increased the number of outstanding Units by 15.9%, from 16,648,000 to 19,299,000. The net proceeds from this public offering were used to purchase 93,820 fine ounces of gold in physical bar form at a cost of $163,395,390. The balance of $8,807,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with the Financial Statements and Notes thereto included in GoldTrust’s 11th Annual Report to Unitholders for the year ended December 31, 2013, which Financial Statements and Notes thereto are incorporated herein by reference.

The net asset value of GoldTrust in U.S. dollar terms as set out below is identical under both Canadian and United States General Accepted Accounting Principles (“GAAP”).

The following presentation of selected financial data for the last three fiscal years reflects the application of the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”) (all figures in millions unless otherwise noted):

	Years ended December 31
	2013	2012	2011

Change in unrealized appreciation of holdings	$(325.9)	$63.1	$84.6
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(329.5)	$59.1	$81.2
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(17.07)	$3.06	$4.76
Total net assets	$860.1	$1,189.6	$1,130.5
Change in net assets from prior year	$(329.5)	$59.1	$253.4
% change from prior year	(27.7)%	5.2%	28.9%
Net asset value per Unit	$44.57	$61.64	$58.58
Change in net assets per Unit from prior year	$(17.07)	$3.06	$5.90
% change per Unit from prior year	(27.7)%	5.2%	11.2%
Gold price (U.S. $ per fine ounce)	$1,201.50	$1,664.00	$1,574.50
% change from prior year	(27.8)%	5.7%	11.6%
Exchange rate: $1.00 U.S. = Cdn.	$1.0636	$0.9949	$1.0170
% change from prior year	6.9%	(2.2)%	2.3%

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Exchange Rate

The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended December 31, 2013 as reported by the Bank of Canada, were as follows:

Year Ended December 31	(Cdn. $ per U.S. $1.00)

	Last	Low	High	Average
2013	1.0636	0.9839	1.0697	1.0299
2012	0.9949	0.9710	1.0418	0.9996
2011	1.0170	0.9449	1.0604	0.9891
2010	0.9946	0.9946	1.0778	1.0299
2009	1.0466	1.0292	1.3000	1.1420

DIVIDEND POLICY

GoldTrust does not anticipate the payment of regular dividends. Distributions may be made in the event of any gold sales that result in net realized capital gains as indicated in Note 2(d) to the Financial Statements in GoldTrust’s 11th Annual Report for the year ended on December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information set forth on pages 2 and 15 to 23 of GoldTrust’s 11th Annual Report for the year ended December 31, 2013 is incorporated herein by reference.

STRUCTURE OF GOLDTRUST

GoldTrust is a passive, self-governing, single purpose closed-end trust with voting Units established on April 28, 2003 under the laws of the Province of Ontario by a declaration of trust. It is intended that GoldTrust will qualify as a mutual fund trust as defined in the Income Tax Act of Canada (the “Tax Act”) to enable the flow through of any income and capital gains to Unitholders. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust. This summary does not purport to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Restrictions

The Declaration of Trust provides, among other things, that GoldTrust‘s activities shall be restricted to:

(i)	holding a minimum of 90% of its total net assets in physical gold bullion;

(ii)	holding no more than 10% of its total net assets in the following:

(a)	gold certificates to enable payments, if any, to be made in connection with: the redemption of any Units or other securities of GoldTrust; making distributions, if any, to Unitholders; and for working capital purposes; and

(b)	cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes;

(iii)	issuing Units (or rights, warrants, convertible securities or options to acquire Units) provided that the net proceeds per Unit to be received by GoldTrust shall not be less than the most recently calculated NAV prior to, or upon, the authorization of such issuance;

(iv)	borrowing on a short-term basis in strictly limited circumstances to facilitate bullion purchase payments, provided that, under such circumstances, GoldTrust may only enter into short-term borrowing arrangements for which all outstanding amounts, at any time, do not exceed 10% of GoldTrust’s total net assets;

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(v)	issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by GoldTrust;

(vi)	purchasing securities issued by GoldTrust subject to all applicable laws;

(vii)	satisfying any obligations or liabilities of GoldTrust; and

(viii)	undertaking such other activities, or taking such actions as are related to or in connection with the foregoing, or as are contemplated by the Declaration of Trust, or as may be approved by the Trustees from time to time, provided that GoldTrust shall not undertake any activity, take any action, or make any investment which would result in:

(a)	GoldTrust not being considered a “mutual fund trust” as defined in the Tax Act;

(b)	the Units constituting foreign property for the purposes of computing the tax payable by GoldTrust under Part XI of the Tax Act; or

(c)	all or substantially all of the property of GoldTrust consisting of property that would be “taxable Canadian property” if the definition of “taxable Canadian property” in subsection 248(1) of the Tax Act was read without reference to paragraph (b) of that definition.

Units

An unlimited number of Units may be issued pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions from GoldTrust (whether of trust income, net realized capital gains or other amounts) and in the net assets of GoldTrust in the event of the termination or winding up of GoldTrust. All Units are of the same class and shall rank among themselves equally and rateably without discrimination, preference or priority. The Units entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under “Redemption Rights” below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of Units

As contemplated by the Declaration of Trust, Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on such terms and conditions as the Trustees may determine, provided that the net proceeds per Unit to be received by GoldTrust shall not be less than the most recently calculated NAV prior to the authorization for such issuance. At the option of the Trustees, Units may be issued in satisfaction of any distribution of GoldTrust to Unitholders on a pro rata basis to the extent that GoldTrust does not have available cash to effect such distributions. The Declaration of Trust also provides that, unless the Trustees determine otherwise, immediately after any distribution of Units to all Unitholders in satisfaction of all or part of any such distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution except where tax was required to be withheld in respect of the Unitholder’s share of the distribution. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, to such extent, the consolidation will result in such non-resident Unitholders holding fewer Units.

Trustees

GoldTrust will have a minimum of three Trustees and a maximum of eleven Trustees. The initial number of Trustees is set out in the Declaration of Trust as eight and there are currently seven Trustees. A change in the number of Trustees may be made from time to time by a resolution of the Trustees, which must be ratified by the Unitholders at the following Annual Meeting of Unitholders. The Trustees are to supervise the activities and manage the affairs of GoldTrust.

Trustees shall be appointed at each Annual Meeting of Unitholders and may be appointed at a Special Meeting of Unitholders to hold office for a term expiring at the close of the next Annual Meeting, subject to their earlier resignation or removal. The Administrator is entitled to appoint two of the authorized Trustees from time to time as its nominees. The Declaration of Trust requires that a majority of the Trustees must be independent from the Senior Executive Officers of GoldTrust and from the Administrator, and six of the current seven Trustees are independent. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of GoldTrust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the activities and affairs of GoldTrust. The Declaration of Trust requires a majority of the Trustees to be residents of Canada (as that term is defined for Canadian tax purposes (“Resident Canadians”) and matters decided by the Trustees must be decided by a majority of Resident Canadians. A majority of Trustees serving on a Committee of the Trustees must also be Resident Canadians. All of the current Trustees are Resident Canadians. The Trustees are responsible for, among other things: (i) maintaining records and providing reports to Unitholders; (ii) supervising the affairs of GoldTrust; and (iii) making distributions, if any, from GoldTrust to Unitholders on page 15 of the Declaration of Trust (see “STRUCTURE OF GOLDTRUST - Distributions”).

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Any one or more of the Trustees may resign effective at the time a written resignation is received by GoldTrust, or at the time specified in the written resignation, whichever is later, and may be removed by a Resolution passed by a majority of the Unitholders. The vacancy created by such removal or resignation may be filled by the Trustees in the manner described in the Declaration of Trust.

A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Board of Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will forthwith call a Special Meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder may call the meeting. The Trustees in office may also appoint such Trustees as may be necessary so that a majority of the Trustees are at all times Resident Canadians.

The Trustees may, between Annual Meetings of Unitholders, appoint one or more additional Trustees, subject to there being a maximum of eleven Trustees, to serve until the next Annual Meeting of Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding Annual Meeting of Unitholders.

The Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of GoldTrust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Declaration of Trust provides that a Trustee shall individually be entitled to indemnification from GoldTrust in respect of the exercise of his or her powers and the discharge of his or her duties provided that he or she shall not be indemnified if he or she fails to act in good faith with a view to the best interests of GoldTrust or if he or she fails to comply with his or her other obligations under the Declaration of Trust.

Distributions

The primary objective of GoldTrust is to provide a secure, convenient, low-cost, exchange-tradeable alternative for gold investors with its long-term stewardship of its gold holding on behalf of its Unitholders. GoldTrust does not anticipate making regular distributions on its Units. The Declaration of Trust provides that, on an annual basis, for the purposes of the Tax Act, a sufficient amount of GoldTrust’s income, and net capital gains realized during the year, if any, may be distributed, or made payable during the year, to Unitholders so that GoldTrust will not be liable for any income tax for the year. Holders of Units who are non-residents of Canada within the meaning of the Tax Act will be required to pay all applicable withholding taxes payable in respect of any distributions of income by GoldTrust, whether such distributions are in the form of cash or additional Units. Non-residents of Canada should consult their own tax advisors regarding the consequences of investing in the Units (see “RISK FACTORS “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” sections commencing on page 20).

In the event that GoldTrust has insufficient distributable cash because of amounts applied to redemptions of Units, or if cash is otherwise unavailable for distribution, amounts to be distributed to Unitholders may be in the form of additional Units so as to ensure that GoldTrust does not have a net income tax liability. Such additional Units are expected to be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

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Redemption Rights

Units are redeemable at any time on demand by the holders thereof. Upon receipt of a redemption notice all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive an amount per Unit (the “Redemption Price”) equal to the lesser of: (i) 90% of the weighted average of the “market price” on the principal market or exchange on which the Units are quoted for trading during the ten trading day period commencing immediately following the date on which the Units were tendered for redemption (the “Redemption Date”); or, (ii) 100% of the closing market price on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, “market price” will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period and, if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, the “market price” shall be the average of the following prices established for each of the trading days during the specified trading period: the average of the last bid and last asking prices of the Units for each day on which there was no trading; and the weighted average trading prices of the Units for each day that there was trading. The “closing market price” shall be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Units on the applicable market or exchange if there was trading on the specified date and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or, (iii) the average of the last bid and last asking prices of the Units if there was no trading on the specified date.

The aggregate Redemption Price payable by GoldTrust in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the calendar month following the month in which the Units were tendered for redemption. Where GoldTrust is required to dispose of any assets owned by GoldTrust to pay the Redemption Price to a Unitholder, the Trustees have the discretion to treat any part or all of the income or capital gain realized by GoldTrust in respect of such disposition as paid to and allocated to such Unitholder out of the Redemption Price.

It is anticipated that the primary mechanism for Unitholders to dispose of their Units will be through the facilities of the recognized stock exchanges on which the Units are listed for trading rather than through exercise of the redemption rights described above.

Meetings of Unitholders

Meetings of Unitholders are required to be called and held annually for the election of the Trustees and the appointment of the Auditors of GoldTrust. The Declaration of Trust provides that the Unitholders shall be entitled to pass resolutions that will bind GoldTrust only with respect to: the election or removal of Trustees of GoldTrust; the appointment or removal of the Auditors of GoldTrust; the appointment of an inspector to investigate the performance by the Trustees of their respective responsibilities and duties in respect of GoldTrust; the termination of GoldTrust; the approval of amendments to the Declaration of Trust (except as described below under “Amendments to the Declaration of Trust”); the sale of all or substantially all of the assets of GoldTrust; any merger of GoldTrust with any other entity; any material amendment to the Administrative Services Agreement; and, the dissolution or winding up of GoldTrust prior to the end of its term.

Resolutions appointing or removing Trustees, excluding the Administrator’s nominees, or the external auditors of GoldTrust or resolutions appointing an inspector, must be passed by a majority of the votes cast by Unitholders in person or by proxy at a meeting of the Unitholders. The balance of the foregoing matters must be passed by a resolution passed by no less than 66 2/3% of the votes cast in person or by proxy at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of no fewer than 66 2/3% of the Units entitled to be voted on such resolution (a “Special Resolution”).

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees, and must be convened on receipt of a written requisition signed by the holders of not less than 10% of the Units then outstanding. Such requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy, and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy, and representing in the aggregate at least 10% of the votes attached to all outstanding Units, shall constitute a quorum for the transaction of business at all such meetings.

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The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by Special Resolution of the Unitholders.

Term of GoldTrust

GoldTrust has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 28, 2003. On a date selected by the Trustees, which is not more than two years prior to the expiry of the term of GoldTrust, the Trustees are obligated to commence to wind-up the affairs of GoldTrust so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of GoldTrust, the Unitholders may, by Special Resolution, require the Trustees to commence to wind up the affairs of GoldTrust. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of GoldTrust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of GoldTrust assets, together with any cash forming part of the assets of GoldTrust, among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any part of the assets of GoldTrust by the date set for termination, the Trustees may distribute all or any part of the remaining assets of GoldTrust in kind directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals. The Trustees shall have no liability for the amount received provided that they act in good faith.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

GoldTrust will furnish to Unitholders, in accordance with and subject to applicable securities laws, such financial statements of GoldTrust (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation.

OUTSTANDING CAPITAL AND MARKET FOR SECURITIES

The capital of GoldTrust consists solely of an unlimited number of voting Units of which 19,299,000 were outstanding at the date hereof.

GoldTrust’s Units have been listed on the Toronto Stock Exchange since July 9, 2003 when its initial public offering of Units was closed, and have been listed on the NYSE MKT (formerly known as the NYSE Amex and prior to that as the American Stock Exchange) since September 22, 2006. CST Trust Company, Canada, and American Stock Transfer & Trust Company LLC, New York, the Registrar and Transfer Agents, maintain Unit records. On February 10, 2014, there were 5 registered holders of record of the Units. GoldTrust believes that a majority of the Units are held by Canadian residents.

The following tables set forth: (i) the high and low closing market prices of GoldTrust's Units as reported in Canadian dollars on the Toronto Stock Exchange and in U.S. dollars on the NYSE MKT, the volume of trading on each exchange, yearly from inception through to the end of 2013; (ii) the high and low net asset value per Unit in both Canadian and U.S. dollars based upon the daily London second gold fix also through to the end of 2013; and (iii) the net asset value per Unit in U.S. dollars and the high and low closing prices of the Units in Canadian dollars on the Toronto Stock Exchange and in U.S. dollars on the NYSE MKT on a monthly basis for 2013.

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Stock Exchange Market Prices for Units

	Toronto Stock Exchange (Cdn.$)			NYSE MKT (U.S. $)
Fiscal Period	High	Low	Volume	High		Low		Volume

July 9 to December 31, 2003	23.75	19.99	1,051,022

January 1 to December 31, 2004	24.00	20.10	1,745,387

January 1 to December 31, 2005	21.89	18.76	1,866,625

January 1 to December 31, 2006	29.63	22.14	1,634,667	25.70	(1)	21.15	(1)	581,800	(1)

January 1 to December 31, 2007	31.60	24.75	879,603	31.80		22.97		2,213,673

January 1 to December 31, 2008	48.25	30.00	1,650,348	40.00		27.35		4,917,419

January 1 to December 31, 2009	58.50	39.69	2,456,372	48.99		32.55		21,851,593

January 1 to December 31, 2010	54.60	43.66	1,148,598	54.37		41.52		21,341,545

January 1 to December 31, 2011	73.90	48.27	1,219,172	74.95		48.64		26,830,168

January 1 to December 31, 2012	68.00	57.96	438,308	68.55		57.25		14,513,275

January 1 to December 31, 2013	64.31	43.97	556,814	64.49		41.05		21,113,263

Note (1): September 22 to December 31, 2006

Net Asset Value Comparison

	Net Asset Value (Cdn. $)		Net Asset Value (U.S. $)
Fiscal Period	High	Low	High	Low

July 9 to December 31, 2003	21.48	18.74	16.30	13.51

January 1 to December 31, 2004	21.91	19.93	17.63	14.65

January 1 to December 31, 2005	23.73	19.77	20.62	15.99

January 1 to December 31, 2006	30.64	23.43	27.64	20.17

January 1 to December 31, 2007	31.50	25.81	31.73	23.17

January 1 to December 31, 2008	40.16	29.98	37.92	26.84

January 1 to December 31, 2009	47.71	35.58	45.40	30.37

January 1 to December 31, 2010	53.55	41.73	54.37	41.52

January 1 to December 31, 2011	69.71	49.16	70.34	49.34

January 1 to December 31, 2012	65.89	58.02	66.36	57.25

January 1 to December 31, 2013	62.51	46.58	62.73	44.31

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	Net Asset Value (U.S. $)		NYSE MKT (U.S. $)			Toronto Stock Exchange (Cdn. $)
Fiscal Month Ended	High	Low	High	Low	Volume	High	Low	Volume
2013 January 31	62.73	60.95	64.49	62.51	757,411	64.31	61.60	36,168
February 28	62.00	58.43	63.50	58.26	1,055,052	63.49	59.25	35,967
March 31	59.77	58.32	60.24	58.56	551,450	61.60	60.12	24,464
April 30	59.23	51.22	59.31	49.50	3,038,271	60.25	50.53	166,771
May 31	54.50	50.50	53.94	48.22	2,052,340	54.35	49.40	52,449
June 30	52.06	44.31	51.37	42.46	2,665,640	52.81	44.58	43,360
July 31	49.53	45.06	48.05	43.52	1,474,854	49.53	45.80	28,036
August 31	52.60	47.52	49.94	45.34	1,967,877	52.49	47.30	33,406
September 30	51.85	48.26	49.85	45.77	1,866,780	52.40	47.09	26,869
October 31	50.43	46.95	48.18	43.83	1,699,259	50.02	45.35	37,179
November 30	48.94	46.00	46.71	42.62	1,497,862	48.58	44.85	37,031
December 31	46.95	44.35	43.65	41.05	2,486,467	46.17	43.97	35,114

OFFICERS WHO ARE NOT TRUSTEES

The following table sets forth information as to the four Officers who are not Trustees of GoldTrust:

Name, Residence and Principal Occupation	Position and Office with GoldTrust	Year Appointed to Position
William L. Trench A.C.I.S. Fort Erie, Ontario Independent Consultant	Chief Financial Officer	2003
Krystyna S. Bylinowski Ancaster, Ontario Treasurer of Central Gold Managers Inc. (Administrator of Central GoldTrust) and of Silver Administrators Ltd. (Administrator of Silver Bullion Trust)	Treasurer	2003
John S. Elder Q.C. Toronto, Ontario Owner of Anchor Corporate Governance (Legal Firm)	Secretary	2003
J. L. Michele Spicer Ancaster, Ontario Assistant-Secretary of Central GoldTrust and Silver Bullion Trust	Assistant-Secretary	2007

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TRUSTEES AND TRUSTEE OFFICERS

The current Trustees of GoldTrust, and proposed nominees for re-election as Trustees at the Annual Meeting to be held on April 24, 2014 are listed below. Terms of office run from the date of election until the close of the next Annual Meeting.

Name, Residence and Principal Occupation	Position and Office with GoldTrust	Year Elected or Appointed to Position
Brian E. Felske Markdale, Ontario President, Brian E. Felske &Associates Ltd. (Mining Consultants)	Trustee (A)(I)	2003
Glenn C. Fox Rockwood, Ontario Professor of Agricultural Economics	Trustee (C)(I)	2012
Bruce D. Heagle Ancaster, Ontario President, NSBL International (International Investor)	Trustee (A)(I)	2008
Ian M.T. McAvity Toronto, Ontario President, Deliberations Research Inc. (Economic Consultants)	Trustee (C)(I)(L)	2003
Michael A. Parente CMA, CFP Hamilton, Ontario President, M.A.P. Consulting & Financial Services (Independent Consultant)	Trustee (A)(C)(I)	2011
Jason A. Schwandt Unionville, Ontario President, J.A. Schwandt Engineering Inc.	Trustee (I)	2014
J.C. Stefan Spicer Lynden, Ontario President and CEO, Central Fund of Canada Limited and Chairman, President & CEO, Silver Bullion Trust	Chairman, President, CEO and Trustee (N)	2003

(A)	Member of Audit Committee

See “Audit Committee matters” below,

(C)	Member of Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for: developing the Trust’s approach to governance issues; facilitating education programs for all Trustees; assessing the size and effectiveness of the Board of Trustees as a whole and of the Committees; and, assessing the contribution of individual Trustees. The Committee’s responsibility extends to ensuring that the Trustees can function independently of the Senior Executive Officers and monitoring the Trustee’s relationship to the Senior Executive Officers. It reviews the communications policy of GoldTrust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law, and treat all Unitholders fairly with respect to disclosure. The Committee meets independently of the Senior Executive Officers from time to time or as necessary. Mr. McAvity chairs the Corporate Governance and Nominating Committee.

(I)	May be regarded as independent under National Instrument 52-110 entitled "Audit Committee" and Companion Policy 52-110CP of the Canadian Securities Administrators.

(L)	Lead Trustee

(N)	Nominee of the Administrator

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AUDIT COMMITTEE MATTERS

The Audit Committee currently consists of Bruce D. Heagle, Brian E. Felske and Michael A. Parente. Mr. Heagle serves as its Chairman.

Each member of the Audit Committee is “independent” as contemplated by National Instrument 52-110 (“NI 52-110”) of the Canadian Securities Administrators and each is financially literate, meaning that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of GoldTrust. Each of them, by virtue of his respective education and/or business backgrounds, as well as experience with GoldTrust, has: (a) a base for understanding the accounting principles used by GoldTrust to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above, and experience actively supervising one or more persons engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting.

The charter of the Audit Committee is as follows:

“Purpose

The primary function of the Audit Committee is to assist the Trustees in fulfilling their oversight responsibilities by reviewing:

(a)	the selection, independence and effectiveness of the external auditors;

(b)	the financial statements and other financial information and reports which will be provided to the Unitholders and others;

(c)	the financial reporting process; and

(d)	GoldTrust’s internal audit activity and controls.

The external auditor’s ultimate responsibility is to the Trustees and the Audit Committee, as representatives of the Unitholders, these representatives have the ultimate authority to evaluate and, where appropriate, recommend replacement of the external auditors.
The Committee shall be given full access to the Trust’s records, those of Central Gold Managers Inc. (the “Administrator”) and the external auditors as necessary to carry out these responsibilities.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The Members of the Audit Committee are not employees of the Trust or the Administrator. It is not the duty of the Audit Committee to conduct audits or to determine that the Trust’s financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and applicable rules and regulations. These are the responsibilities of the Senior Executive Officers. The external auditor’s responsibility is to perform an audit to determine whether the financial statements prepared by the Senior Executive Officers are in all material respects, in accordance with Canadian GAAP .

Qualification of Members

1.	The Members of the Audit Committee (the “Committee”) shall be 3 or more in number and be “independent” as defined in National Instrument 52-110 of the Canadian Securities Administrators. “Independent” for this purpose means that a member has no direct or indirect material relationship with GoldTrust which could, in the view of the Trustees, reasonably interfere with his or her independent judgment. Members of the Committee shall not receive any remuneration or compensation from the Trust other than remuneration for acting as a member of the Committee or other committee or as Trustee.

2.	All Members of the Committee shall, as stipulated in National Instrument 52-110, be “financially literate”, that is to say have the ability to read and understand a set of financial statements and related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

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Operating Procedures

1.	The Committee shall require that the Senior Executive Officers provide for review: draft annual and quarterly financial statements, annual and quarterly reports, Management’s Discussion and Analysis, Annual Information Form and press releases where relevant, in a timely manner before the scheduled Committee meetings.

2.	The Committee shall meet annually in February or March so as to be able to review the draft annual audited financial statements and related materials, and shall meet once in a quarter as required to review the draft first, second and third quarter unaudited financial statements and accompanying reports to Unitholders as well as the external auditors review report on the quarter.

3.	At least annually, the Committee shall review its effectiveness and the contribution of each of its Members.

4.	The Committee shall have adequate resources and authority to discharge its responsibilities.

5. The Committee shall have the authority to engage and compensate independent counsel and other advisors which it determines are necessary to enable the Committee to carry out its duties and to communicate directly with the external and internal auditors.

Relationship with External Auditor and Review Responsibilities

1.	The external auditors are accountable to the Trustees and the Committee, as representatives of the Unitholders of the Trust. As such a representative, the Committee has overall responsibility for selection of the external auditors, and recommends to the Trustees the firm of external auditors to be put forward for Unitholder approval at each annual meeting of Unitholders. The Committee will only select external auditors who (a) participate in the oversight program of the Canadian Public Accountability Board (the “CPAB”) and (b) are in good standing with the CPAB.

2.	The Committee annually reviews and discusses a letter from the external auditors detailing factors that might have an impact on the auditors’ independence and objectivity, including all services provided and fees charged by the external auditors. The Committee satisfies itself regarding the independence of the auditors and reports its conclusions, and the basis for those conclusions, to the Trustees.

3.	The Committee reviews and recommends to the Trustees for approval the annual audited financial statements and accompanying report to Unitholders as well as related documents, such as the Annual Information Form or equivalent filings and the Management’s Discussion and Analysis.

4.	The Committee also reviews and recommends to the Trustees for approval the unaudited financial statements for the first, second and third quarters and related reports to Unitholders.

5.	The Committee is responsible for approving the scope of the annual audit, the audit plan, the access granted to the Trust’s and the Administrator’s records and the co-operation of Senior Executive Officers of the Trust and officers of the Administrator in any audit and review function.

6.	The external auditors are required to present to and discuss with the Committee its views about the quality of the accounting policies adopted by the Senior Executive Officers in implementation of Canadian GAAP, with a particular focus on the accounting estimates and judgments made by the Senior Executive Officers and their selection of accounting principles as well as required communications with the Committee. The Committee meets in private with appropriate Senior Executive Officers and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

7.	The Committee is responsible for reviewing the work of the external auditors, including their findings and recommendations, as well as the Senior Executive Officers’ response to any such findings and recommendations, and resolving any disagreements between them and the external auditors regarding financial reporting.

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8.	The Committee should pre-approve any non-audit services to be provided by its external auditors or any accounting firm.

9.	The Committee is responsible for assessing the effectiveness of the working relationship of the external auditors with the Senior Executive Officers.

10.	The Committee is responsible for reviewing the performance of, and approving the fees charged by, the external auditors.

11.	The Committee is also responsible, when circumstances dictate, for recommending to the Trustees the removal and replacement of external auditors.

12.	The Committee shall establish procedures for dealing with complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Officers of the Trust or officers and employees of the Administrator regarding such matters (i.e. whistle-blowing).

13.	The Committee shall review and approve the hiring by the Administrator of employees and former employees of the external auditors who were involved in audit of the Trust’s accounts.

14.	The Committee shall review and comment to the Trustees on all related-party transactions.

15.	The Committee shall review any change in the Trust’s Code of Ethics for Senior Executive Officers.

16.	The Committee shall, when feasible, review the relevant portions of any prospectuses, registration statements, information circulars and other reporting issuer or disclosure statements of GoldTrust involving and as related to financial disclosure.

Relationship to Internal Audit

1.	The Committee is responsible for reviewing and approving decisions of the Senior Executive Officers relating to any potential need for internal auditing, including whether this function should be outsourced and, if such function is outsourced, to approve the supplier of such service.

2.	The Committee is responsible for ensuring that Senior Executive Officers have designed and are implementing an effective system of internal controls over financial reporting.

Disclosure

1.	The Committee shall provide a report annually to the Unitholders, as part of the Information Circular for the Annual Meeting, which briefly summarizes the nature of the activities of the Committee.

Procedures

1.	The times and locations of meetings of the Committee, the calling of such meetings and all aspects of procedure at such meetings shall be determined by the Committee, as the case may be, provided that in every case:

(a)	the presence of at least two Members shall be necessary to constitute a quorum; and

(b)	the acts of the Committee or any sub-committee, at a duly constituted meeting, shall require no more than the vote of a majority of the Members present and that, furthermore, in any circumstance, a resolution or other instrument in writing signed by all Members of the Committee shall avail as the act of the Committee.

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2.	The Secretary of the Trust, failing which the Assistant-Secretary of the Trust, shall be the Secretary of the Committee.”

The following table sets out information with respect to the fees of the Auditor, Ernst & Young LLP, for the past two fiscal years of the Trust:

Fiscal Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)

December 31, 2013	$101,727	-	-	-
December 31, 2012	$113,926	-	-	-

Note (1) Includes review of financial information and financial statement preparation for public offerings, if any, of Units of the Trust.

(2) Audit-related Fees includes professional fees billed by the Trust’s auditor related to assurances and related services related to the performance of the audit or review of the financial statements not included in “Audit Fees”.

(3) Tax Fees include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) All Other Fees include the aggregate fees billed for products and services provided by the Trust’s auditor, other than the services reported in (1) through (3).

OTHER COMMITTEE MATTERS

The Corporate Governance and Nominating Committee, which is comprised of three independent Trustees, is responsible for developing GoldTrust’s approach to governance issues; reviewing the effectiveness of the Board's practices in light of emerging and changing regulatory requirements; proposing new nominees to the Board; developing awareness programs for them; assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members.   The Committee's responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board's relationship to the Senior Executive Officers.   It reviews the communications policy of GoldTrust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all Unitholders fairly with respect to disclosure.   The Committee recommends topics of interest or importance for discussion and/or action by the Board.   It annually reviews Board and Committee effectiveness including their operations, the timing and adequacy of materials provided to Trustees or Committee members, the continuing qualifications and contributions of individual members as well as conflicts of interest and time commitments.   It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee.   The Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of GoldTrust, should such extraordinary circumstances arise.

All Members of the Corporate Governance and Nominating Committee are “independent” as such term is used in National Instrument No. 58-101.

PROMOTER

The Administrator may be considered to be the promoter of GoldTrust within the securities legislation of Ontario and certain other provinces of Canada. The Administrator does not hold any Units of GoldTrust and does not receive any direct or indirect benefits as a result of its relationship to GoldTrust other than as described under the “Administrative Services Agreement” above.

RISK FACTORS

GoldTrust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. GoldTrust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of GoldTrust. Market fluctuations are unpredictable and outside the control of GoldTrust. New risk factors may emerge from time to time and it is not possible for GoldTrust to predict all such risk factors.

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Unitholders and prospective investors should consider the following factors relating to the primary asset of GoldTrust:

Gold Price Volatility

GoldTrust’s purpose is to buy and hold physical gold bullion and, incidental thereto, minor amounts of gold certificates. The principal factors affecting the value of GoldTrust’s Units are factors which affect the currency prices of gold. GoldTrust’s gold bullion assets are tradeable internationally and are denominated in U.S. dollars. As at December 31, 2013, GoldTrust’s net assets were invested 97.5% in gold bullion, 0.9% in gold certificates and 1.6% in cash and other working capital.

GoldTrust does not engage in any borrowing (except in strictly limited circumstances), leasing, lending or hedging activities involving its assets, so the price of its Units will depend on, and typically fluctuate with, the price fluctuations of gold.

The gold price may be affected at any time by many unpredictable international, economic, monetary and political factors including:

•	Global gold supply and demand, which is influenced by such factors as: (i) forward selling by gold producers; (ii) purchases made by gold producers to unwind gold hedge positions; (iii) central bank purchases and sales; and (iv) production and cost levels in major gold-producing countries;

•	Investor’s expectations for future inflation rates;

•	Exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold is generally quoted;

•	Interest rate volatility; and,

•	Unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations under different political regimes can impact market functions and expectations for future gold supply. This can impact both gold mining shares, and the relative prices of other commodities, which can also be competitive factors that impact investor decisions in respect to investing in gold and in the Units of GoldTrust.

Foreign Exchange Rates

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust’s expenses are paid, and GoldTrust’s Units trade on the Toronto Stock Exchange (“TSX”), in Canadian currency. Therefore, because exchange rate fluctuations are beyond GoldTrust’s control, there can be no assurance that such fluctuations will not have an effect on GoldTrust or the trading price of GoldTrust’s Units as reported in Canadian currency.

Uninsured and Underinsured Losses

All of the gold bullion owned by GoldTrust is stored on an unencumbered and allocated basis in the treasury vaults of CIBC in segregated safekeeping. Such Canadian Bank, acting as custodian maintains insurance with regard to its business and bullion storage on such terms and conditions as it considers appropriate. There can be no assurance that such insurance coverage will be extended to assets of GoldTrust and, if so, if such coverage will be sufficient to cover losses that could be incurred by the Custodian.

Net Asset Value

The net asset value of GoldTrust’s gold assets is based on the London second daily gold price fixing reported for gold bullion. Accordingly, the market value of the Units may, at any time, be greater or less than the realizable value of the underlying assets being primarily the gold bullion and cash owned by GoldTrust. GoldTrust has no control over the factors that affect the value of the gold bullion held by GoldTrust, including factors that affect gold prices generally such as general economic and political conditions and fluctuations in interest rates, and other factors unique to the gold industry. Gold Trust also has no control over the factors that affect the market price of its Units which can trade above or below the Net Asset Value per Unit at any time due to factors such as supply and demand for units and investor sentiment.

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Concentration Risk

GoldTrust will be invested at all times in physical gold bullion and, incidental thereto, minor amounts of gold certificates, subject to the investment restrictions of GoldTrust. GoldTrust’s holdings will not be diversified and the net asset value per GoldTrust Unit may be more volatile than the value of a more broadly diversified portfolio and may fluctuate substantially over short periods of time. This may have a negative impact on the value of the securities of GoldTrust.

Nature of Units

As holders of Units, Unitholders do not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Units represent a fractional interest in GoldTrust. GoldTrust’s primary asset is gold bullion.

Risks Related to Redemption

If holders of a substantial number of Units exercise their redemption rights, the number of Units outstanding and the net assets of GoldTrust could be significantly reduced. If a substantial number of GoldTrust Units are redeemed, this could decrease the liquidity of the Units in the market and increase the management expense ratio of GoldTrust. In any such circumstance, the Administrator may determine it appropriate to: (i) suspend redemptions of Units (as described under “Redemptions”); or (ii) terminate GoldTrust without the approval of the Unitholders if, in the opinion of the Administrator, it is no longer economically feasible to continue GoldTrust or the Administrator determines that it would be in the best interests of Unitholders to terminate GoldTrust.

Potential Unitholder Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability whatsoever to any person in connection with: (i) the ownership and use of GoldTrust’s assets; (ii) the obligations, liabilities, activities or affairs of GoldTrust; (iii) any actual or alleged act or omission of the Trustees, or any other person, in respect of the activities or affairs of GoldTrust; (iv) any act or omission of the Trustees, or any other person, in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees, or such other person, in respect of the activities or affairs of GoldTrust; (v) any transaction entered into by the Trustees, or by any other person, in respect of the activities or affairs of GoldTrust; or (vi) any taxes, levies, imposts, or charges or fines, penalties or interest in respect thereof payable by GoldTrust or by the Trustees, or by any other person, (except the Unitholder or beneficial Unitholder to the extent required by applicable tax laws) on behalf of, or in connection with, the activities or affairs of GoldTrust (collectively, “Trust Liabilities”).

Further, during 2004, the Government of Ontario enacted the Trust Beneficiaries’ Liability Act, 2004. This statute provides investors in unit trusts that are reporting issuers and governed by the laws of Ontario, such as GoldTrust, with the same type of limited liability that is enjoyed by shareholders of corporations. Similar legislation has been passed in the Provinces of British Columbia, Alberta, Manitoba and Saskatchewan.

It is intended that the affairs of GoldTrust will be conducted to seek to minimize such risk wherever possible and no Unitholder or beneficial Unitholder in its capacity as such shall be liable to indemnify the Trustees, or any other person, with respect to any Trust Liabilities. Further, the Declaration of Trust provides that to the extent that any Unitholder may be determined by a judgment of a court of competent jurisdiction to be subject to, or liable in respect of any Trust Liabilities, such judgment and any writ of execution shall be enforceable only against, and shall be satisfied only out of the Units held by, such Unitholder. If any Unitholder or beneficial Unitholder shall be held personally liable as such to any other person in respect of any Trust Liabilities, such Unitholder shall be entitled to indemnity and reimbursement out of GoldTrust assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability shall have been determined, including, without limitation, all fees and disbursements of counsel. However, the Trustees shall have no liability to reimburse Unitholders for taxes assessed against them by reason of their ownership of Units.

Possible Adverse Effect of Substantial Official Sector Gold Sales

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline which may adversely affect an investment in the Units.

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Reliance on Trustees and Administrator

GoldTrust is a self-governing unit trust that is governed by the Trustees appointed and elected by the Unitholders. GoldTrust will, therefore, be dependent on the services of its Trustees and the Administrator for administrative services provided to GoldTrust. The Administrator will depend to a great extent on the services of Mr. J. C. Stefan Spicer, a Trustee nominated by the Administrator. There is no certainty that the individuals who are principally responsible for providing administration services to GoldTrust will continue to be employed by the Administrator, and the loss of the services of any of such individuals for any reason may have an adverse effect on GoldTrust.

Loss, Damage or Restriction on Access to Gold

There is a risk that part or all of GoldTrust’s gold could be lost, damaged or stolen, notwithstanding the handling of deliveries of bullion by and storage of bullion in the treasury vaults of a Canadian bank. Also, access to GoldTrust’s gold bullion could be restricted by natural events or human actions. Any of these events may adversely affect the assets of GoldTrust and, consequently, an investment in the Units.

Investment Eligibility

The Trustees intend that the Units will be qualified investments under the Tax Act for Plans. However, there can be no assurance for the future that Units will continue to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

Canadian Federal Income Tax Considerations

There can be no assurance that Canadian federal income tax laws and the administrative and assessing practices of the Canada Revenue Agency respecting the treatment of mutual fund trusts and the tax applicable to gains and losses will not be further changed or interpreted in a manner which adversely affects Unitholders. If GoldTrust were to cease to qualify as a “mutual fund trust” or to become a “SIFT trust” under the Tax Act, the income tax considerations would be materially and adversely different in certain respects.

United States Federal Income Tax Considerations

GoldTrust has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Units is very complex and, in certain cases, uncertain or potentially unfavorable to United States Unitholders. Under current law, a non-corporate United States Unitholder (a “U.S. Holder”) who has in effect a valid election to treat GoldTrust as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of GoldTrust Units, if such Units have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold, however, is currently subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service (“IRS”) has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate U.S. Holder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a U.S. Holder that has made a QEF election on a disposition of GoldTrust Units to the 28% rate. U.S. Holders should be aware that if they purchase Units and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their GoldTrust Units. In addition, a gain from the disposition of Units may be subject to the 3.8% Medicare surtax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to GoldTrust.

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Under the QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, including dispositions in the course of varying its relative investment in gold, U.S. Holders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from GoldTrust). GoldTrust has not paid any cash distributions on its outstanding Units nor has it disposed of any portion of its gold holdings since inception. It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because these distributions, whether in cash or Units, may be subject to Canadian withholding tax and because the amount of such distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Unitholders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States Person that acquires Units, whether from GoldTrust or in the secondary market, is strongly urged to consult its own tax advisor regarding the tax implications of such an investment.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. UNITHOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Enhanced Corporate Governance and Disclosure Regulations

The Trust’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Trust’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Trust’s stock price.

The Trust is subject to changing rules and regulations, primarily those promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (the “SEC”), the Canadian Securities Administrators, the New York Stock Exchange, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010 which resulted in increased reporting and disclosure. The Trust’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative effort and expenses.

“Conflict Minerals” Rules

The “conflict minerals” rules promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act may impact the value of the physical gold held by the Trust in future periods.

On July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require disclosure on an annual basis beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country. Gold acquired by the Trust prior to January 31, 2013 is considered to be “outside the supply chain” and not subject to the “conflict minerals” rules. The sellers of bullion to the Trust will be requested to confirm to it that gold supplied is “DRC conflict free” under the “conflict minerals” rules or similar rules and regulations promulgated by other countries or organizations and should a supplier be unable to do so, the value of the gold acquired by the Trust in the future may be adversely affected. The Trust only purchases refined gold bullion through Schedule 1 Canadian based banks. The gold bullion is refined by and delivered directly to its custodian from Canadian based refiners who meet the International Good Delivery Standards as set by the London Bullion Market Association (LBMA).

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Regulatory Changes

GoldTrust may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect GoldTrust and its Unitholders.

Competition

An investment in GoldTrust Units may be adversely affected by competition from other methods of investing in gold. GoldTrust may be regarded as competing with other financial vehicles, including traditional debt and equity securities issued by companies in the precious metals industry and other securities backed by or linked to gold; direct investments in gold; and open-end or closed-end gold investment vehicles. Market and financial conditions, and other conditions beyond GoldTrust’s control, may make it more attractive to invest in other financial vehicles or to invest in gold bullion directly, which could occasionally reduce the marketability for the Units.

Conflict of Interest

The Trustees and Officers of GoldTrust and the Administrator and its respective affiliates, directors and officers may provide advisory and other services to other entities and parties. The Trustees and Officers of GoldTrust, and the directors and officers of the Administrator, have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect of the affairs of GoldTrust, as they arise from time to time.

Delivery of Gold Bullion

In accordance with industry standards, there is a delay between the time of acquisition of the gold bullion purchased by the Trust out of the proceeds of offerings of Units and the time of actual delivery of such bullion, due to factors beyond the Trust’s control.

ADDITIONAL INFORMATION

No Officers of GoldTrust receive remuneration from GoldTrust for acting in such capacity. Messrs. P.M. Spicer did not, prior to retirement in early 2014, and Mr. J.C.S. Spicer does not, receive any remuneration as a Trustees from GoldTrust and GoldTrust does not have any employees or any retirement or benefit plans. No Trustee or Officer of GoldTrust is, or has been or is expected to become, indebted to GoldTrust.

The Registrar and Transfer Agents for the Units of GoldTrust is CST Trust Company at its principal transfer office in Toronto and American Stock Transfer & Trust Company LLC, in New York.

GoldTrust will provide the following information, to any person, who requests it from GoldTrust’s President, Treasurer or Secretary at the Unitholder and Investor Inquiries office,

(a)	when securities of GoldTrust are in the course of a distribution pursuant to a Base Shelf Prospectus and Prospectus Supplement, or a preliminary Base Shelf Prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of GoldTrust’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of GoldTrust for its most recently completed financial year, together with the accompanying report of GoldTrust’s auditor, and one copy of any of GoldTrust’s interim financial statements subsequent to the financial statements for the most recently completed financial year;

(iii)	one copy of GoldTrust’s Information Circular in respect of the most recent Annual Meeting of Unitholders that involved the election of Trustees; and

(iv)	one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

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(b)	at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that GoldTrust may require the payment of a reasonable charge if the request is made by a person who is not a holder of Units of GoldTrust.

Requests for information may be made by: calling 905-304-GOLD (4653), by e-mailing info@gold-trust.com or by writing to Box 10106 Meadowlands P.O., Ancaster, Ontario L9K 1P3.

Additional information including Trustees’ remuneration, governance matters, principal holders of GoldTrust’s Units and interests of insiders in material transactions, where applicable, is to be included in GoldTrust's Information Circular for the 11th Annual Meeting of Unitholders to be held on April 24, 2014. Copies of GoldTrust’s 2013 Annual Report and its Information Circular dated as at February 28, 2013 may be obtained, and its Information Circular to be dated February 27, 2014 may shortly be obtained by visiting our Website at www.gold-trust.com and www.goldtrust.ca.

All securities filings by GoldTrust may be found on SEDAR at www.sedar.com and Edgar at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Canadian Securities Commissions, the Registrant certifies that it meets all of the requirements for filing of the Annual Information Form and has duly caused this Annual Information Form to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 11, 2014	CENTRAL GOLDTRUST

	By:	(Signed) J.C. STEFAN SPICER

J.C. Stefan Spicer, Chairman, President and CEO

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